Exhibit 12.1

FBR & CO. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Nine Months Ended September 30,	Years Ended December 31,
	2016	2015	2014		2013		2012		2011
Pre-tax (loss) income from continuing operations	$(32,908)	$(15,758)	$17,360		$57,270		$3,928		$(51,328)

Fixed charges:
Interest expense on all indebtedness	17,248	35,037	21,183		—		—		—
Rental expense deemed to be interest	1,319	1,743	1,784		1,784		2,826		2,793

Total fixed charges	$18,567	$36,780	$22,967		$1,784		$2,826		$2,793

Pre-tax (loss) income from continuing operations plus fixed charges	$(14,341)	$21,022	$40,327		$59,054		$6,754		$(48,535)

Ratio of earnings to fixed charges (1)	— (2)	— (2)	1.8	x	33.1	x	2.4	x	— (2)

(1)	The ratio of earnings to fixed charges was computed by dividing pre-tax (loss) income from continuing operations plus fixed charges adjusted to exclude income or loss from equity investees by total fixed charges for the nine months ended September 30, 2016 and the for the years ended December 31, 2015 through December 31, 2011. Fixed charges consist of interest expense primarily related to our securities lending business and short positions in fixed income securities, and the interest portion of operating lease rental expense (interest factor deemed to be one-third of operating lease rental expense).
(2)	Pre-tax (loss) income from continuing operations plus fixed charges adjusted to exclude income or loss from equity investees for the nine months ended September 30, 2016 and the for the years ended December 31, 2015 and 2011 were inadequate to cover all fixed charges. For the nine months ended September 30, 2016 and the for the years ended December 31, 2015 and 2011, we would have needed additional pre-tax income from continuing operations adjusted to exclude income or loss from equity investees of $32,908, $15,758 and $51,328, respectively to achieve coverage of 1:1 in these periods.